United States securities and exchange commission logo





                              May 6, 2022

       Bret Yunker
       Chief Financial Officer
       Caesars Entertainment, Inc.
       100 West Liberty Street, 12th Floor
       Reno, Nevada 89501

                                                        Re: Caesars
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-36629

       Dear Bret Yunker:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Supplemental Unaudited Presentation of Consolidated Adjusted Earnings before Interest, Taxes,
       Depreciation and Amortization..., page 45

   1. We note your tabular presentation of Adjusted EBITDA on pages 46 and 47 and your footnote (g) to these
tables on page 47. In light of your statement within footnote (g) that such presentation does
not conform to the Securities and Exchange Commission rules for pro forma presentation,
please tell us how you determined it was appropriate to present this information in
this format. Alternatively, please revise to present net income (loss)
                                                        attributable to Caesars
reconciled to adjusted EBITDA for CEI followed by a single
                                                        adjustment for
pre-consolidation, pre-acquisition, and pre-disposition results to arrive at total adjusted EBITDA.
This comment also applies to similar disclosure within your
                                                        earnings release.
 Bret Yunker
Caesars Entertainment, Inc.
May 6, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant at 202-551-3295 with any questions.



FirstName LastNameBret Yunker                             Sincerely,
Comapany NameCaesars Entertainment, Inc.
                                                          Division of
Corporation Finance
May 6, 2022 Page 2                                        Office of Real Estate
& Construction
FirstName LastName